

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2010

Mr. Aubrey K. McClendon
Chairman and Chief Executive Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

>   **Re: Chesapeake Energy Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 1, 2010**
>   **Form DEF 14A**
>   **Filed April 30, 2010**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
>   **Filed May 10, 2010**
>   **File No. 001-13726**

Dear Mr. McClendon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Business, page 1

1.   You state that you are the second largest producer of natural gas in the U.S on pages 1, 5 and 41. Provide us with supplemental support for that statement.

Well Data, page 7

2.   Provide geographic area disclosure for your productive oil and gas wells comparable to the disclosure you provide under "Drilling Activity" and "Natural Gas and Oil Reserves."

Production, Sales, Prices and Expenses, page 8

3.   Provide the field level disclosure required by Item 1204(a) of Regulation S-K.

Natural Gas and Oil Reserves, page 9

4.   Although you have disclosed how many proved undeveloped reserves you converted to proved developed reserves in 2009 and how many proved undeveloped reserves you removed due to not developing them within five years, you have not disclosed any other changes to proved undeveloped reserves. Please revise your document to discuss the changes that correspond to the line item reserve changes found in paragraph 932-235-50-5 of FAB ASC.

Reserves Price Sensitivity, page 11

5.   Tell us why you believe the use of the 10-year average NYMEX strip prices yield "a better indication of the likely economic producibility" of your reserves than the trailing average 12-month price required by the definitions of Rule 4-10(a)(22)(v) of Regulation S-X.

6.   Please revise your disclosure to clarify the alternative amounts disclosed using the 10-year average NYMEX strip prices are not proved reserves, as defined in Rule 4-10(a)(22) of Regulation S-X.

Acreage, page 15

7.   You provide by geographic area your developed and undeveloped acreage. However, you do not provide how many acres will be expiring in the next several years. Please see paragraph (b) of Item 1208 of Regulation S-K. We note the risk factor disclosure on page 31. Please revise your document as necessary.

8.   Please disclose if you have any delivery commitments that must be fulfilled for your oil and gas production. Please see Item 1207 of Regulation S-K.

Results of Operations, page 55

Production expenses, page 58

9.   We note your calculation of production expenses includes ad valorem taxes. Item 1204(b)(2) of Regulation S-X states the disclosure of average production cost by geographical area should not include ad valorem and severance taxes. Please revise your disclosures here and throughout your filing to remove such amounts from the calculation of production expenses.

Application of Critical Accounting Policies, page 61

Natural Gas and Oil Properties, page 63

10.   We note your discussion at the bottom of page 64 of the increase in proved undeveloped reserve volumes from December 31, 2008 to December 31, 2009 that are attributable in part to the modernized rules allowing for the use of more than one direct spacing areas offsetting producing wells when determining quantities of proved undeveloped reserves. Additionally, we note your discussion on page 11 of the difference in oil and gas quantities calculated when using the trailing average 12-month price versus the 10-year average NYMEX strip prices. However, you have disclosed on page 64 that it is impractical for you estimate the effect of adopting the new reserve rules. Based on the surrounding disclosure in your filing, it is unclear why it is not practical to discuss the impact of adopting the new rules. Please revise your disclosure or tell us in more detail why you believe this information is impractical to provide.

11.   You indicate that in the Barnett Shale and the Fayetteville Shale you attributed proved undeveloped reserves to locations more than one offset location away from an existing well. Disclose the average number of offset locations away from an existing well you attributed proved reserves to in each of those formations.   You should also disclose the technology and methods used to establish the reasonable certainty of these reserves.

        With a view towards possible disclosure, tell us whether you used volumetric estimates to calculate the proved undeveloped reserves or used analogies of producing wells in the same geologic formations. If analogies were used, disclose the age of the wells that you believe represent an analogy, the cumulative production to date from those wells and the estimated life of those wells and how it was determined. In addition, please tell us if you included these added volumes of reserves under extensions, discoveries and other additions, or under revisions of previous estimates.

Exhibit 99.1

12.   The reserve report by Netherland Sewell & Associates did not state where the reserves were located that they audited. Please provide a revised letter that complies with Item 1202(a)(8)(iii) of Regulation S-K.

        While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles". With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. This comment applies also to Exhibit 99.2.

Exhibit 99.2

13.   We note that the Schlumberger reserve report states that they used the prices from the Henry Hub to calculate the un-weighted arithmetic average natural gas price for 2009. As they evaluated properties located in the states of West Virginia, Kentucky, Pennsylvania, and New York, advise us why they believe that the prices from the Henry Hub, which is located in Louisiana, were the appropriate prices to use for these properties, instead of the New York City hub, or other near-by eastern hub, which they presumably sell into. We note that the average price received in 2009 for gas from the Marcellus Shale, disclosed on page 56, is higher than the price received for the other regions.

14.   The closing paragraph states in part that the report "was prepared solely for the use of the party to whom it is addressed and any disclosure made of this report and/or the contents by said party thereof shall be solely the responsibility of said party, and shall in no way constitute any representation of any kind whatsoever of the undersigned with respect to the matters being addressed." As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance. This comment applies also to Exhibit 99.4.

Exhibit 99.4

15.   Item 1202(a)(8)(v) of Regulation S-K requires that the third party report include the primary economic assumptions underlying the reserves estimate. Revise the report to indicate the average price was that used in the reserves calculation.

Schedule 14 A Definitive Proxy Statement, filed April 30, 2010

General

16.   Please confirm in writing that you will comply with the following comments relating to your proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Compensation Committee, page 12

Executive Officer Compensation, page 13

17.   We note Mr. McClendon is the chairman of your Board of Directors. We also note your disclosure that Messrs. McClendon, Rowland, and Dixon "are responsible for analyzing, developing and recommending base salary adjustments, cash bonuses and restricted stock awards with respect to the executive officers, including themselves, for review, discussion and approval by the Compensation Committee. . . ." Your disclosure, however, does not discuss Mr. McClendon's role in discussions concerning his compensation as CEO. For example, does he attend Compensation Committee meetings? Does he participate in Compensation Committee discussions concerning his compensation? Does he participate in the portion of the Board meetings in which the Compensation Committee recommends his compensation package to the Board? Does he recuse himself from the Board's deliberations and vote with regard to the approval of his compensation package? Please expand your disclosure to describe in greater detail the involvement of the CEO, CFO, and the other named executive officers in the compensation process.

Other NEO Compensation, page 32

18.   We note that you do not incorporate "objective performance criteria" into your executive compensation program and that the compensation of the NEOs discussed in this section is based on a comprehensive subjective review of their performance and the Company's performance. For each NEO, you cite certain factors that were considered, among other things. With a view towards possible disclosure, tell us what it was about each of those factors you considered in arriving at their compensation in 2009. For example, for Mr. Rowland, what was it about the Company's hedging program, about the quality of its financial reporting, about its asset financing and monetization strategy, etc. and his role in those factors that you considered? Likewise, for Mr. Dixon, what was it about the Company's production rates, its finding and development costs, its drilling results, etc. and Mr. Dixon's role in those factors that you considered? To the extent quantifiable data was considered, and for the most part these appear to be factors which are quantifiable, provide us with the results considered by the Committee.

Form 10-Q for the Quarterly Period Ended March 31, 2010

9. Investments, page 27

19.   We recognize that you adopted new guidance for variable interest entities in ASC 820 on January 1, 2010. Under the new accounting guidance, you state that you no longer meet the conditions to be the primary beneficiary of Chesapeake Midstream Partners ("CMP"); as such, you deconsolidated CMP's financial statements effective January 1, 2010. To help us understand your accounting for the adoption of this new accounting guidance, please:

    a.   Tell us how you have applied the guidance in ASC 810-10-65-2(e) and ASC 810-10-30-9 to determine and record the cumulative-effect adjustment of $142 million to the current earnings in the quarter ended March 31, 2010.

    b.   Tell us how you calculated the difference between your underlying equity in net assets of CMP over the carrying value of your investment in CMP of $287 million as of March 31, 2010. In your response, please be specific on how you have applied the guidance in ASC 323-10-35-13 in accreting the difference over 20 years.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Suying Li at (202) 551-3335, Shannon Buskirk at (202) 551-3717, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392, or me at (202) 551-3745 with any other questions.

Sincerely,

 H. Roger Schwall
Assistant Director